Corporate Headquarters:

Eco-Stim Energy Solutions, Inc.

2930 W. Sam Houston Pkwy N., Suite 275

Houston, Texas 77043

Main: (281) 531-7200

June 29, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eco-Stim Energy Solutions, Inc. Registration Statement on Form S-1 (as amended) File No. 333-204591

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on June 25, 2015, in which Eco-Stim Energy Solutions, Inc. (the “Company”) requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on June 29, 2015. The Company is no longer requesting that such Registration Statement be declared effective at that time, and hereby formally withdraws such request.

Thank you for your assistance in this matter.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer

cc:	Karina Dorin (Securities and Exchange Commission)
Matthew B. Wiener, Vinson & Elkins LLP